FutureIT’s Letterhead

July 15, 2008

VIA EDGAR

Mark P. Shuman, Esq.
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	FutureIT Inc.
Post-Effective Amendment No. 2 on Form S-1 to
Registration Statementon on Form SB-2
Filed June 19, 2008
File No. 333-148174

Dear Mr. Shuman:

        We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to the Company, dated June 26, 2008 (the “Comment Letter”), with respect to the Company’s Post-Effective Amendment No. 2 on Form S-1 to its Registration Statement on Form SB-2 (the “Registration Statement”). Please be advised that in connection with the response letter dated July 14, 2008, from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States we are responsible for the accuracy of the disclosure in its filings;

Kind regards /s/ Nimrod Zahavi —————————————— Nimrod Zahavi Chief Executive Officer